SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2011
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PROTOCOL AND JUSTIFICATION OF MERGER

COMPANHIA SIDERÚRGICA NACIONAL (hereinafter referred to as “Merging Company” or simply “CSN”), a corporation headquartered at Av. Brig. Faria Lima, 3400, 19o e 20o andares e 15o andar - parte, CEP 04538-132, in the City and State of São Paulo, corporate taxpayer ID (CNPJ/MF) 33.042.730/0001-04, represented herein by its Bylaws; and

INAL NORDESTE S.A. (hereinafter referred to as “Merged Company” or simply “Inal Nordeste”), a corporation headquartered at Rua do Alumínio, s/no – Lotes I a VI, Quadra 2, - Pólo de Apoio - Bairro Ponto Certo – Camaçari/BA – CEP 42.801-170, corporate taxpayer ID (CNPJ/MF) 00.904.638/0001-57, represented herein by its Bylaws;

resolve, through the duly empowered bodies of their respective Managements to sign this Protocol and Justification of Merger, to clarify the terms, conditions and justifications that will govern the merger of Inal Nordeste into CSN, in accordance with and for the purposes of Law 6,404/76 of December 15, 1976, as amended, particularly for the purposes of Articles 224 and 225 thereof, as follows:

1 – JUSTIFICATION OF MERGER

1.1.            Given that the Merging Company is the majority shareholder and parent company of the Merged Company, with an interest of 99.99%, and that the activities performed by both companies are similar, the incorporation of the assets of the Merged Company into the Merging Company will optimize processes and maximize results, concentrating all the commercial, operating and administrative activities of the two companies in a single organizational structure.

1.2.            The studies conducted on the performance of the economic activities of both Inal Nordeste and CSN were conclusive regarding the opportuneness of the merger, indicating that the current business phase of both companies recommends the centralization of their activities through the merger of Inal Nordeste into CSN.

1.3.            Based on the studies performed, said operation will result in substantial economies of scale due to the immediate reduction of expenses resulting from the consolidation, synergy gains, standardization and rationalization of operating and administrative activities and the related financial effects.

1.4.            The suggested merger was carefully examined at meetings of the technical departments, the Managements of the companies involved and their legal counsels, who did not find any factor leading them not to recommend the materialization of the merger.

1.5.            Therefore, given (i) the interests of the Merging Company and the Merged Company to combine permanently in order to, as a single entity, better perform the current business activities of both companies, allowing for the centralization of activities under a single Management, and (ii) the economic, financial and strategic benefits that this combination of the activities of Inal Nordeste and CSN into a single entity will produce, such as the reduction and streamlining of administrative costs, mainly managerial costs, the Management bodies of both companies resolved to establish the conditions for the merger of Inal Nordeste into CSN.

2 – PROTOCOL OF MERGER

2.1.      The proposed operation consists of the merger of Inal Nordeste into CSN, with the dissolution of Inal Nordeste and the transfer of the respective assets to CSN, which will be its universal successor, in accordance with Article 227 of Law 6,404/76.

2.2.            The Merging Company holds 99.99% of the capital stock of the Merged Company. As agreed with the minority shareholders in a contract for sale executed on this date, they will transfer and assign to the Merging Company, upon the merger, their total interests in the Merged Company, with the Merging Company becoming the holder of one hundred percent (100%) of the capital stock of the Merged Company on the merger date.

2.3.            The shareholders’ equity of Inal Nordeste to be transferred to CSN was appraised by KPMG Auditores Independentes, headquartered in the City of São Paulo, at Rua Dr. Renato Paes de Barros, 33, corporate taxpayer ID (CNPJ/MF) 57.755.217/0001-29 and originally registered at the São Paulo State Regional Accounting Council under no. 2SP014428/O-6, a specialized appraisal company, whose appointment will be subject to ratification by the Special Shareholders' Meetings of Inal Nordeste and CSN. The appraisal will be based on the Special Balance Sheet prepared drawn up on April 30, 2011 (“merger reference date”). Any equity variations of the Merged Company as of the merger reference date until the merger date of May 30, 2011, will be assumed by and, as such, booked by the Merging Company.

2.4.            The balances of the credit and debit accounts will be transferred to the accounting books of the Merging Company, with the respective necessary adjustments. All liabilities to be absorbed by CSN are recorded and the assets, rights and obligations of the Merged Company comprising the shareholders’ equity to be transferred to CSN are those described in detail in the valuation report at their book value.

2.5.            Having been previously informed of their appointment as expert appraisers, subject to approval by the shareholders of CSN and Inal Nordeste, the aforementioned experts conducted their studies in advance and prepared the valuation report of Inal Nordeste, and confirmed that there was no conflict or community of interests, either real or potential, between the two companies regarding the merger operation.

2.6.            Since the company to be merged, Inal Nordeste, is an investment of CSN, the Merging Company, the merger of the shareholders' equity does not entail any increase in the latter company's capital stock. Furthermore, as all the Merged Company’s capital stock will be held by CSN on the merger date, there will be no minority shareholders and therefore no need to prepare the valuation report at market prices in order to comply with Article 264 of the Brazilian Corporation Law. Similarly, the shares comprising the capital stock of Inal Nordeste will be dissolved, based on Article 226, Paragraph 1 of Law 6,404 of December 15, 1976, with the necessary adjustments and amendments made in the accounting books of CSN.

2.7.            The Merging Company will maintain its headquarters and current branches, and the Merged Company's headquarters and all its branches were dissolved.

2.8.            The Merging Company will be the universal successor to all of the Merged Company’s assets, rights and obligations, in accordance with Article 227 of Law 6,404/76.

2.9.            Any legal acts that due to previous commitments for administrative and/or operational reasons still come to be practiced on behalf of the Merged Company between the approval of this Protocol and Justification by the shareholders of the companies signing this document and the registration of the respective corporate documents at the Board of Trade of the State of São Paulo, will be considered valid for all legal purposes, and all ensuing rights and obligations will be held by the Merging Company as the successor to the Merged Company, in accordance with the caput  of Article 227 of Law 6,404/76.

2.10.        Once approved the merger at the Shareholders' Meetings of CSN and Inal Nordeste, the Merged Company will be considered dissolved and the Management of the Merging Company will arrange the dissolution, registration, approval and all other acts at the appropriate government agencies to complete the operation, in accordance with Article 227, Paragraph 3 of Law 6,404/76.

2.11.        The expenses resulting from the asset valuation will be borne by the Merging Company.

In accordance with the aforementioned Protocol and Justification, both Companies have a relevant interest in the Merger operation.

In witness whereof, the Parties execute this Protocol and Justification of Merger along with two (2) witnesses, in six (6) counterparts of equal tenor and form to produce all legal effects, binding upon themselves and their heirs and successors by all the terms and conditions thereof.

São Paulo, May 12, 2011

______________________________________________________
COMPANHIA SIDERÚRGICA NACIONAL
Enéas Garcia Diniz	José Taragano
Production Officer	Executive Officer
Companhia Siderúrgica Nacional	Companhia Siderúrgica Nacional

______________________________________________________
INAL NORDESTE S.A.
Fúlvio Tomaselli	Eneas Garcia Diniz
Officer	Executive Officer

Witnesses:
_____________________________	________________________________
Name: Aline Ribeiro da Silva	Name: Rodrigo M. Doreto
Individual taxpayer register (CPF): 368.774.858 82	Individual taxpayer register (CPF): 347.331.618 08

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 16, 2011

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.